UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934

Revolutionary Concepts, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

76155 D104
(CUSIP Number)

Ronald Carter Chief Executive Officer and President 2622 Ashby Woods Dr Matthews, NC 28105 704-622-6327
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76155 D104
1.		Names of Reporting Persons Claude D. McDougal
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)  (b) 
3.		SEC Use Only
4.		Source of Funds (See Instructions) For services rendered
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,882,713
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,882,713
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,882,713
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.		Percent of Class Represented by Amount in Row (11) 8%
14.		Type of Reporting Person (See Instructions) Individual

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) relating to shares of common stock of Revolutionary Concepts, Inc., a Nevada corporation  (the “Issuer”).

This Schedule 13D relates to shares of common stock, $0.001 par value per share, of Revolutionary Concepts, Inc. the Issuer  (the “Common Stock”). The principal executive offices of the Issuer are located at  2622 Ashby Woods Dr, Matthews, NC.

Item 1. Security and Issuer

Common stock, $0.001 par value $0.001.
Revolutionary Concepts, Inc.
2622 Ashby Woods Dr, Matthews, NC.

Issuer:	Revolutionary Concepts, Inc.
2622 Ashby Woods Dr,
Matthews, NC 28105

Item 2.  Identity and Background

a)	The name of the person filing this statement is Claude D. McDougal hereinafter sometimes referred to as the “Reporting Person”.

b)

c)

d)           Claude D. McDougal, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)           Claude D. McDougal, during the last five (5) years, has not  been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)           Claude D. McDougal  is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

1,882,713 shares of common stock were acquired on August 16, 2010 as payment for services rendered.

Item 4.  Purpose of Transaction

The reporting person has acquired the 1,882,713 shares of common stock for consulting services in accordance with applicable securities law.

The Reporting Person may acquire additional securities of the Issuer.

The Reporting Person  has no plan or proposal which would relate to or would result in the following events:

a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

b)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

c)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

d)	Any material change in the present capitalization or divided policy of the issuer;

e)
Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 or the Investment Company Act of 1940;

f)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

g)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

h)	A class of equity securities of the issuer becoming eligible for termination or registered pursuant to Section 12(g)(4) of the Act; or

i)	Any action similar to any of those enumerated above.

Anti-dilution Rights

The Agreement with the Reporting Persons dated August 16, 2010 is valid for five years. The Agreement includes an anti-dilution provision for stock splits. The Reporting persons shall not be less than 8% in the event of a stock split forward, reverse, merger, acquisition, or sale.

Item 5.  Interest in Securities of the Issuer

a)	1,882,713 shares of common stock; 8% of issued and outstanding shares of common stock of the Issuer.

b)	Reporting Person has 100% sole voting power as to 1,882,713 shares of common stock.

c)	Not applicable

d)	Not applicable

e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010

REVOLUTIONARY CONCEPTS, INC.

By:	Ronald Carter, its CEO and President

By:	/s/ Ronald Carter
	Name:	Ronald Carter
	Title:	CEO and President

CLAUDE D. McDOUGAL

/s/ Claude D. McDougal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
Constitute Federal criminal violation s (See 18 U.S.C. 1001)